Paul B. Raymond

+1.617.951.8527

paul.raymond@morganlewis.com

May 12, 2017

VIA EDGAR

Asen Parachkevov

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	City National Rochdale Select Strategies Fund (formerly, City National Rochdale

Reinsurance Premium Fund)

(File Nos. 333-214903 and 811-23217)

Dear Mr. Parachkevov:

This letter responds to the comments we received from the SEC Staff by telephone on March 8, March 21, April 6, April 17, April 24 and May 2, 2017 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 on behalf of City National Rochdale Select Strategies Fund (formerly, City National Rochdale Reinsurance Premium Fund) (the “Fund”), as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 9, 2017. Following are the Staff’s comments and the Fund’s response thereto. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

General

1.

Comment: The Fund has stated that shares of beneficial interest in the Fund will be offered for purchase on a daily basis during an initial offering period. Please confirm the length of this initial offering period. Also, please confirm whether the Fund will be making any investments during the initial offering period. Finally, please explain how the Fund intends to comply with Section 23(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), prohibiting a registered closed-end investment company from selling any of its shares at a price below the current net asset value of such shares.

Morgan, Lewis & Bockius LLP

One Federal Street
Boston, MA 02110	+1.617.341.7700
United States	+1.617.341.7701

May 12, 2017

Response: The Fund expects the initial offering period to be approximately 30 days in length. The Fund confirms that it will not be making any investments during the initial offering period. The Fund does not expect to sell any of its shares at a price below the current net asset value of such shares.

2.

Comment: Please confirm whether the Adviser, the Adviser’s advisory partners and the Adviser’s advisory affiliates will be acting in a fiduciary capacity on behalf of their clients to whom shares of the Fund will be available during the two year period from the date of the Fund’s Prospectus.

Response: The Fund confirms that the Adviser, the Adviser’s advisory partners and the Adviser’s advisory affiliates will be acting in a fiduciary capacity on behalf of their respective clients to whom shares of the fund will be available for two years from the date of the Fund’s Prospectus.

3.

Comment: Please revise the “Structured reinsurance investments” subsection under “Investment Objective and Principal Investment Strategies - Principal portfolio composition” to provide disclosure about the Special Purpose Entities through which the Fund will invest in ILWs and catastrophe bonds, including their capital structure and the type of leverage which they will employ. Please also provide specific disclosure regarding Iris Re, including information about the capital structure and the sponsor(s) of Iris Re and a statement that the Fund will have significant exposure to Iris Re.

Response: The disclosure under the “Investment Objective and Principal Investment Strategies” section has been revised in response to the Staff’s comment.

4.

Comment: In its response to the Staff’s comments on the Fund’s initial Registration Statement on Form N-2, the Fund confirmed that it does not currently expect to invest 45% or more of its assets in securities issued by a single reinsurer. Please note that for purposes of determining whether this 45% threshold will be triggered, all Special Purpose Entities of Iris Re should be considered on an aggregate basis. Consequently, please confirm that the Fund does not currently expect to invest 45% or more of its assets in securities issued by such Special Purpose Entities of Iris Re in the aggregate.

Response: As discussed on our March 21, 2017 telephone call concerning this comment and as detailed below, the Fund does not believe that the Special Purpose Entities of Iris Re should be considered on an aggregate basis. The Fund instead believes that the Special Purpose Entities should each be viewed as a separate issuer which is not affiliated with any other Special Purpose Entity in the sense that Rule 140 under the Securities Act of 1933, as amended (the “1933 Act”), is intended to address. In further support of the foregoing and in response to the Staff’s comment, we propose to make certain structural changes to the

May 12, 2017

Special Purpose Entities to: (i) remove all voting power from Iris Re over each Special Purpose Entity; (ii) establish a separate Board of Managers for each Special Purpose Entity; and (iii) require that each manager of a Special Purpose Entity be independent of Iris Re. These proposed changes are discussed further below.

Rule 140 is directed at underwriting abuses. Rule 140 provides in relevant part that a “person, the chief part of whose business consists of the purchase of the securities of one issuer, or two or more affiliated issuers, and the sale of its own securities, […] to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(a)(11) of the [1933] Act.” Under Rule 140, the entity for whose benefit the other entity sells its stock is deemed a “co-issuer” for purposes of Rule 140.

The term “affiliate” is defined in Rule 144(a)(1) under the 1933 Act as follows:

An affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

“Control” is defined in Rule 505 under the 1933 Act to mean:

[T]he possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

The SEC Staff has interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates.1 In FBC Conduit Trust I, the Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s [pass-through certificates].”2

In the context of registered fund offerings, the SEC Staff has applied Rule 140 to master-feeder funds and viewed the feeder fund as a “co-issuer” of the master fund’s shares.3 This application is consistent with the typical express intent behind the creation of a master-feeder structure to facilitate the distribution of the master fund.

[1]	See FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692 (October 6, 1987).
[2]	Id.
[3]

See Man Glenwood Lexington TEI LLC, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 597 (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter, 2006 SEC No-Act, LEXIS 532 (July 10, 2006).

May 12, 2017

In contrast, registered closed-end funds investing in unregistered hedge funds and other private investment pools have been regularly sold in public offerings without the application of Rule 140 by the SEC Staff. The Fund believes that its planned investments in, as further discussed below, thirteen or more newly-created Special Purpose Entities with distinct underlying assets, differing by geography, risk, coverage level, insureds and type, should be viewed in the same fashion as these funds of funds arrangements. Notably, it is the Fund’s understanding that the SEC Staff has in the past gotten comfortable with what the Fund believes to be a closely analogous situation where a registered closed-end fund invested at least 80% of its assets in unregistered hedge funds sponsored by a single firm without applying Rule 140. See comment response letter furnished to the Staff of the SEC on behalf of CPG FrontPoint MultiStrat Fund on December 14, 2009 (which letter may be found here:

https://www.sec.gov/Archives/edgar/data/1469835/000089968110000103/filename1.htm). By analogy, and given the Staff’s previous positions in the funds of funds context, we believe that Rule 140 should similarly not be applicable to the Fund’s offering.

The Fund’s sole purpose is investment and not distribution of Iris Re or the Special Purpose Entities. The Adviser is not an affiliate of Iris Re or the Special Purpose Entities. The Fund was formed to serve as a pooled investment vehicle pursuing an investment strategy focusing on particular types of reinsurance investments providing exposure to the insurance risk of natural catastrophes, such as hurricanes and earthquakes. The concept behind the Fund was developed by the Adviser to gain access to this non-correlated asset class. The Fund will be actively managed, with the Adviser possessing full discretion to determine whether to invest in or redeem from any Special Purpose Entity and to make other investments. The Fund’s performance will be dependent upon the Adviser’s ability to allocate and reallocate the Fund’s assets on an ongoing basis consistent with its investment objective and strategies.

The Fund expects to normally invest approximately 80% of its assets, on average over time, in the Special Purpose Entities. The Fund will not invest more than 25% of its assets in any one Special Purpose Entity, and in most cases the Fund will invest no more than 5% of its assets in any one Special Purpose Entity. The Fund expects to invest in other reinsurance investments not issued by Iris Re or a Special Purpose Entity, such as catastrophe bonds, registered investment companies that invest in insurance- or reinsurance-related securities and event-linked swaps. In addition to reinsurance investments, the Fund may invest up to 30% of its assets in a broad range of other types of equity securities and debt securities, including instruments and obligations of U.S. and non-U.S. corporate and other non-governmental entities, those of U.S. and non-U.S. governmental entities, floating rate loans and other floating rate securities, subordinated debt securities, certificates of deposit, money market securities, funds that invest

May 12, 2017

primarily in debt securities, and cash, cash equivalents and other short term holdings.

Iris Re is registered under the Segregated Accounts Companies Act 2000 of Bermuda (the “SAC Act”) as a segregated accounts company. The SAC Act is a statute that provides for the organization or establishment of segregated accounts. Under the SAC Act, a segregated account is allowed to have its own governance and separate rights, powers or duties with respect to specified property or obligations, and the segregation of assets and liabilities in a segregated account is permitted.

Iris Re will create at least thirteen new segregated accounts (referred to in this response, and in the Fund’s registration statement, as “Special Purpose Entities”), the primary business of which will be entering into industry loss warranties (“ILWs”). Each Special Purpose Entity may also, to a limited extent, invest in catastrophe bonds. Each Special Purpose Entity will hold only those ILWs and catastrophe bonds which meet the investment guidelines for that Special Purpose Entity as agreed by the Special Purpose Entity and the Fund. The Special Purpose Entities will need to identify, evaluate and price proposed ILW and catastrophe bond investments on an ongoing basis. To enable them to do so, Iris Re will identify potential reinsurance contracts and counterparties consistent with the investment guidelines of the respective Special Purpose Entity and source and negotiate such contracts.

Each Special Purpose Entity will issue ordinary shares which will be held by the general account of Iris Re. The ordinary shares are expected to represent only a small economic interest in the respective issuing Special Purpose Entity. The ordinary shares entitle the holder to possess all voting power in respect of a Special Purpose Entity. Each Special Purpose Entity will also issue quota shares (non-voting preferred shares). The quota shares issued by each Special Purpose Entity are expected to be held directly or indirectly by an unregistered hedge fund and other stakeholders which are not affiliated with the Fund or the Adviser.

Each Special Purpose Entity may also issue equity-linked notes (“ELNs”). The Fund may, in the complete and sole discretion of the Adviser, advance funds to a Special Purpose Entity in exchange for an ELN. The Adviser will have full transparency into the holdings of each Special Purpose Entity. The terms of the ELNs may only be amended with the consent of the holders. Each ELN will include a variety of redemption rights. There is no requirement or understanding that investments in ELNs or redemptions of ELNs by the Fund will be made on a ratable basis across the Special Purpose Entities. Iris Re will not receive any compensation as a result of the Fund’s investment in any Special Purpose Entity or from any Special Purpose Entity other than underwriting commissions on ILWs or other non-cash investments of a Special Purpose Entity.

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Each Special Purpose Entity will be a separate, ring-fenced entity under Bermuda law consisting of a separate pool of assets and liabilities and a separate stream of earnings. The holders of interests in a Special Purpose Entity may, in that capacity, share only in the income, and bear only the losses, of that Special Purpose Entity, and not of any other Special Purpose Entity or of the general account of Iris Re. Monies invested by the Fund will be directed to specific Special Purpose Entities selected by the Adviser. There will be no sharing or commingling of monies between a Special Purpose Entity and Iris Re. Similarly, there will be no sharing or commingling of monies between or among two or more Special Purpose Entities. The recourse of creditors of a Special Purpose Entity (including the holders of ELNs) is limited to the assets of that Special Purpose Entity for recovery of expenses, charges and liabilities.

Importantly, each Special Purpose Entity will have a defined investment focus and investment guidelines distinct from each other Special Purpose Entity. The Special Purpose Entities will, resultantly, have distinct underlying assets, differing by geography, risk, coverage level, insureds and type.4 For example, Special Purpose Entity No. 2 will focus on all natural perils risks impacting Europe; Special Purpose Entity No. 7 will focus on wind events impacting the U.S.; and Special Purpose Entity No. 12 will focus on earthquakes in Japan, Australia and New Zealand. In addition, some Special Purpose Entities will focus on a specific type of insurance loss trigger. For example, Special Purpose Entity No. 5 will focus on contracts with an “aggregate” trigger (i.e., by reference to the total amount of loss over a series of qualifying events for the term of the contract); in contrast, Special Purpose Entity No. 4 will focus on contracts that can be triggered by single events above the determined damage threshold. These different strategies offer very distinct risk profiles. Each Special Purpose Entity’s investment performance will be separate and distinct and not dependent on the investment performance of Iris Re or any other Special Purpose Entity.

Each Special Purpose Entity will primarily be entering into ILWs under which payments by the Special Purpose Entity will be triggered by industry-wide losses from one or more specified catastrophic events exceeding a threshold amount. The Special Purpose Entity will receive a premium payment from the counterparty if the trigger event under the ILW does not occur during the term of the contract. Notably, each ILW will be fully-collateralized with the premium payable by the counterparty and the Special Purpose Entity’s net exposure under the contract deposited into a trust account administered by a third party trustee. A Special Purpose Entity will not be exposed to the financial condition or backing of Iris Re or any other Special Purpose Entity. Each Special Purpose Entity may have limited investments in catastrophe bonds. Such catastrophe bonds will be issued by third parties and the Fund will indirectly be exposed to the counterparty

[4]

It is possible that, in limited circumstances, two Special Purpose Entities may invest in the same ILW or catastrophe bond, but their other assets would be distinct and unique to the respective Special Purpose Entity.

May 12, 2017

risk to the issuer of such bonds (and not Iris Re or any other Special Purpose Entity). The Special Purpose Entities may also hold cash and cash equivalents.

The Fund understands that the Staff is presently of the view that the Special Purpose Entities may be affiliated issuers under Rule 140 under the current structure. In response and in order to further support the Fund’s position that Rule 140 should not be applied to the Fund’s offering, we propose to the make a number of structural changes to the Special Purpose Entities to, among other things, remove voting control over the Special Purposes Entities from Iris Re and add independent board oversight over the Special Purpose Entities. The proposed changes are as follows:

a.

Iris Re would assign all of its voting rights in the Special Purpose Entities to three independent third party administrators such that no administrator holds 45% or more of the voting power of the Special Purpose Entities in the aggregate. The voting rights would be held by the administrators in voting trusts administered by the administrators. The administrators would independently exercise these voting rights, including with respect to the election of the board of managers of each Special Purpose Entities;

b.

Each Special Purpose Entity will have a separate Board of Managers with each manager having all of the rights, powers, duties and privileges of a director in relation solely to that Special Purpose Entity; and

c.	No manager of any Special Purpose Entity will be an employee of, or otherwise affiliated with, Iris Re or its affiliates.

The Fund believes that these changes, together with each Special Purpose Entity being a separate ring-fenced enterprise with differing underlying assets and exposures as discussed above, should preclude a conclusion that the Special Purpose Entities are affiliated issuers in the sense that Rule 140 is intended to address.

We note that the Fund’s registration statement will, consistent with the policies underlying the 1933 Act, include full and fair disclosure concerning the Fund’s investments in the various Special Purpose Entities and the related risks.

5.	Comment: Is there a limit on the percentage of a Special Purpose Entity that the Fund may hold? Is it expected that the Fund will hold a majority interest in any Special Purpose Entity?

Response: There is no set limit on the Fund’s investment in any Special Purpose Entity. However, the Fund expects at launch, and for the foreseeable future, to have a minority investment in each Special Purpose Entity in which it invests.

6.

Comment: Please provide some additional clarity on the expected investor base of the Special Purpose Entities (e.g., address whether the Special Purpose Entities will be open to other investors). Please discuss the investor base of the expected holders of the preferred shares of the Special Purpose Entities and confirm that

May 12, 2017

such shares will not be concentrated in the hands of a limited number of investors. Please also discuss whether there will be identity among investors in the Special Purpose Entities and the investor base of the expected holders of interests in the Special Purpose Entities.

Response: The Special Purpose Entities will have other investors. In addition to the equity-linked notes which will be issued to the Fund, each Special Purpose Entity will issue ordinary shares. These voting shares will be held by the general account of Iris Re. Each Special Purpose Entity will also issue quota shares (non-voting preferred shares). The quota shares will available for investment, directly or indirectly, by an unregistered Cayman hedge fund, an unregistered Alternative Investment Fund Managers Directive-compliant Luxembourg hedge fund and through Iris Re ILS - Investor Segregated Account Insurance Linked Non-Voting Redeemable Preferred Shares, which are listed and tradable on the Bermuda Stock Exchange. The Cayman hedge fund currently has more than two dozen investors, comprised of high net worth and institutional investors. The Fund understands that both the listed shares and Luxembourg hedge fund are in the early marketing stage and are each intended to be offered to and held by a fairly broad and diverse group of investors. The Luxembourg hedge fund is intended for high net worth and institutional investors in Europe. The listed shares are designed for those investors who require a daily traded share price determinable on Bloomberg and a CUSIP or ISIN number. Accordingly, the makeup of the investor base of each of the Cayman hedge fund, the Luxembourg hedge fund and the listed shares is expected to be broad and diverse, and the composition of such investors is expected to frequently shift over time. It is currently expected that the Cayman hedge fund, Luxembourg hedge fund and listed shares will be invested in each Special Purpose Entity in which the Fund invests.

7.	Comment: Please confirm that there are no existing or intended agreements between Iris Re and the Adviser outside of those that have been disclosed in the registration statement.

Response: The Fund confirms that there are no existing or intended agreements between Iris Re and the Adviser outside of those that have been disclosed in the registration statement.

8.	Comment: Please confirm that the Adviser is not an “affiliate” (as defined in the 1940 Act) of Iris Re or Cartesian Capital Group, LLC (“CCG”).

Response: The Fund confirms that the Adviser is not an “affiliate” (as defined in the 1940 Act) of Iris Re or CCG.

9.	Comment: Please discuss any ownership by the Adviser in Iris Re or CCG.

Response: The Adviser has no ownership interest in Iris Re or CCG.

May 12, 2017

10.	Comment: Please discuss any other business dealings between the Adviser and Iris Re or CCG.

Response: City National Rochdale Fixed Income Opportunities Fund, a mutual fund advised by the Adviser, and an employee of the Adviser each hold limited partnership interests in a private fund sponsored by CCG. This private fund was formed under the laws of the Cayman Islands as an exempted limited partnership and operates as a feeder fund investing substantially all of its assets in a private master fund which is also an exempted limited partnership formed under the laws of the Cayman Islands and is sponsored by the Adviser. Affiliates of Iris Re and of CCG act as general partner and investment manager of the master fund and the feeder fund. The master fund invests in Iris Re and is expected to invest indirectly in preferred shares of the Special Purpose Entities. City National Rochdale Fixed Income Opportunities Fund owns less than 2% of the feeder fund and the employee of the Adviser owns less than 1% of the feeder fund. The mutual fund and the employee, as limited partners, have quarterly withdrawal rights under the terms of the limited partnership. Neither the mutual fund nor the employee benefit from any special terms or preferential treatment not provided to other investors in the feeder fund. The investments by the mutual fund and the employee were made in July 2016 and June 2016, respectively, and the terms thereof have not been renegotiated since the initial investments and no such renegotiation is expected. There is no understanding or agreement that the mutual fund or the employee will invest further or remain invested in the feeder fund.

11.	Comment: Please discuss any payments by CCG or its affiliates to the Adviser or its affiliates. For these purposes “affiliates” has the meaning set forth in the 1940 Act.

Response: No payments have been or will be made by CCG or its affiliates to the Adviser or its affiliates.

12.	Comment: Please address whether there will be any placement agency fees in connection with investments in any Special Purpose Entities or in connection with investments in the Fund.

Response: No placement agency fees will be charged in connection with investments in any Special Purpose Entities or in connection with investments in the Fund.

13.	Comment: Please confirm that neither Iris Re nor its “affiliates” (as defined in the 1940 Act) will act as promoter or otherwise be involved in the distribution of the Fund.

Response: The Fund confirms that neither Iris Re nor its “affiliates” (as defined in the 1940 Act) will act as promoter or otherwise be involved in the distribution of the Fund.

May 12, 2017

14.

Comment: Please confirm that City National Rochdale, as the Fund’s adviser, will have sole discretion to invest in or redeem the Fund’s interest in any Special Purpose Entity and to invest the Fund’s assets elsewhere.

Response: The Fund confirms that the Adviser will have sole discretion to invest in or redeem the Fund’s interest in any Special Purpose Entity and to invest the Fund’s assets elsewhere.

15.	Comment: Please discuss whether Iris Re will be contractually obligated to accept the Fund’s investment in any Special Purpose Entity.

Response: The Fund confirms that Iris Re will not be contractually obligated to accept the Fund’s investment in any Special Purpose Entity.

16.	Comment: Please discuss whether the Fund will be contractually obligated to invest any amount in any Special Purpose Entity.

Response: The Fund confirms that it will not be contractually obligated to invest any amount in any Special Purpose Entity.

17.

Comment: Please revise disclosure in the registration statement to (a) more specifically emphasize the Special Purpose Entities, including disclosure about the capital structure of the Special Purpose Entities, the different interests issued by the Special Purpose Entities and the rights of the holders of those interests, (b) discuss the material terms of the proposed arrangements with the various trust accounts holding voting interests in the Special Purpose Entities, including circumstances under which those arrangements may be terminated, (c) any circumstances when a Special Purpose Entity may deviate from its investment focus, and (d) the extent to which two or more Special Purpose Entities may invest in the same ILW or other investment.

Response: The disclosure has been revised in response to the Staff’s comment.

18.

Comment: In response to a previous Staff comment, the Fund has stated that it is expected that each Special Purpose Entity will rely on the exception from the definition of an investment company set forth in Section 3(c)(1) of the 1940 Act. The outstanding securities of a Section 3(c)(1) fund may not be beneficially owned by more than 100 persons. Section 3(c)(1)(A) contains a “look-through” provision that requires a look-through of any investment company that owns 10% or more of the outstanding voting securities of a Section 3(c)(1) fund, to count the holders of such entity’s outstanding securities as the beneficial owners of the fund. For these purposes, generally, interests or relationships that give a security holder the ability to exert control or influence an issuer’s operations or management may be considered “voting securities”. Please discuss whether the Fund’s non-voting interests in the Special Purpose Entities that will give the Fund the ability to exert control or influence the operations of the Special Purpose Entities.

May 12, 2017

Response: Since the noted response was filed with SEC on February 9, 2017, we have had additional discussions with Iris Re concerning the investment company status of the Special Purpose Entities. Iris Re confirms that none of the Special Purpose Entities are expected to meet the definition of “investment company” contained in Section 3(a) of the 1940 Act because none is expected to hold a meaningful amount of securities. Nonetheless, Iris Re has confirmed that, due to the character of each Special Purpose Entity’s investor base, it is expected that each Special Purpose Entity will qualify for the exception from the definition of an investment company provided in Section 3(c)(7) of the 1940 Act.

19.

Comment: Please remove the following catch-all sentence from the “Investment Objective and Principal Investment Strategies - Principal portfolio composition” section: “It is expected that the fund will hold other types of investment directly.”

Response: The disclosure has been revised in response to the Staff’s comment.

20.	Comment: The disclosure states that the Fund may invest in event-linked swaps. Please confirm that the Fund does not expect to write protection in the event-linked swaps in which it will invest.

Response: The Fund confirms that the Fund does not expect to write protection in the event-linked swaps in which it will invest.

21.

Comment: In the “Risks of investing in Iris Re” subsection under “Risk Factors - Principal risks” it is stated that Iris Re may become subject to the insurance laws of the United States or any state thereof and may be impacted by changes in the laws and regulations of jurisdictions other than Bermuda, including the United Stated and any state thereof. Please explain whether the Fund is aware of any Bermuda reinsurer that has been negatively impacted by a change in laws and regulations of jurisdictions other than Bermuda or become a subject of proceeding in a U.S. court or by a U.S. regulatory authority.

Response: The Fund is not aware of any significant changes in non-Bermuda law that have created material adverse effects for a Bermuda reinsurer. The Fund is also not aware of any specific case of any Bermuda reinsurer that has become a subject of a proceeding in a U.S. court or by a U.S. regulatory authority regarding its normal conduct of insurance business. However, it is possible that there may have been some such changes or proceedings of which the Fund is not aware.

22.	Comment: Please provide disclosure about the expected term of the Special Purpose Entities through which the Fund will invest.

Response: The disclosure has been revised in response to the Staff’s comment.

23.	Comment: Please disclose that all premiums received by a Special Purpose Entity will be reinvested in additional ILWs or catastrophe bonds and will not be given to the Fund.

May 12, 2017

Response: The disclosure has been revised in response to the Staff’s comment.

24.

Comment: Please supplementally describe the assumptions about the amount of shares expected to be sold in the 12 months following effectiveness upon which the expense ratios in the table under “Summary of Fund Expenses” are based.

Response: The expense ratios have been calculated using $200 million as the net assets of the Fund in the 12 months following effectiveness.

*  *  *  *  *

If you have any additional questions or comments, please do not hesitate to contact me at 617.951.8567 or Mana Behbin at 202.373.6599.

Sincerely yours,

/s/ Paul B. Raymond

Paul B. Raymond

cc:     F. Michael Gozzillo